Exhibit 2.2

DESCRIPTION OF SECURITIES

REGISTERED UNDER SECTION 12 OF THE EXCHANGE ACT

As of 31 December 2021 CRH public limited company (“CRH,” “CRH plc,” the “Company,” “we,” “us,” and “our”) had the following securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
American Depositary Shares	CRH	New York Stock Exchange

Ordinary shares		New York Stock Exchange(i)

(i)    Not for trading, but only in connection with the registration of American Depositary Shares representing such ordinary shares, pursuant to the requirements of the Securities and Exchange Commission.

Capitalized terms used but not defined herein have the meanings given to them in CRH’s annual report on Form 20-F for the fiscal year ended 31 December 2021.

ORDINARY SHARES

This section summarizes the material terms of our Ordinary Shares, including certain provisions of our Memorandum and Articles of Association and applicable Irish law in effect on the date hereof. However, the following description is a summary and does not purport to be complete. It is subject to and qualified in its entirety by CRH’s Memorandum and Articles of Association and by the Companies Act 2014 and any other applicable Irish law concerning companies, as amended from time to time.

A copy of the Company’s Memorandum and Articles of Association is filed as Exhibit 1 to our Annual Report on Form 20-F for the fiscal year ended 31 December 2021.

General

As of 31 December 2021, the authorized share capital of the Company was €401,297,940, which includes 1,250,000,000 Ordinary Shares of €0.32 each as well as 150,000 5% Cumulative Preference Shares of €1.27 each and 872,000 7% “A” Cumulative Preference Shares of €1.27 each. The Cumulative Preference Shares and the “A” Cumulative Preference Shares are not registered pursuant to Section 12(b) of the Exchange Act. As of 31 December 2021, 774,140,338 Ordinary Shares were issued and outstanding. All outstanding Ordinary Shares are fully paid.

Shareholders have the choice of holding their shares in electronic form or in the form of share certificates. The transfer of Ordinary Shares in uncertificated form is possible through the central depository securities system operated by Euroclear Bank SA/NV, an international central securities depositary incorporated in Belgium (the “Euroclear System”).

The transfer of Ordinary Shares in certificated form may be made by instrument in writing in any usual or common form, or any other form in which the Board of Directors may approve. However, the Board may, in its discretion, decline to register the transfer of an Ordinary Share that is not fully paid or an Ordinary

Share on which the Company has a lien.

Directors

CRH’s Articles of Association provide for a Board of Directors which is vested with all powers to manage the business and affairs of CRH. Unless otherwise determined by an ordinary resolution of shareholders, the Board must consist of not fewer than three directors and not more than 15 directors. The qualification of a Director is the holding alone and not jointly with any other person of 1,000 Ordinary Shares in the capital of the Company.

Under the Company’s Articles of Association, all Directors are required to submit themselves for re-election at intervals of not more than three years. However, in accordance with the provisions contained in the UK Corporate Governance Code, the Board has decided that all Directors eligible for re-election should retire at each General Meeting and offer themselves for re-election.

Voting Rights

At shareholders’ meetings, holders of Ordinary Shares, either in person or by proxy, are entitled to one vote on a show of hands, and one vote per share on a poll. No member is entitled to vote at any general meeting unless all calls or other sums immediately payable in respect of shares in the Company have been paid.

Dividend Rights

Shareholders may by ordinary resolution declare final dividends and the Directors may declare interim dividends, but no final dividend may be declared in excess of the amount recommended by the Directors and no dividend may be paid other than out of profits available for that purpose in accordance with the Companies Act 2014. There is provision to offer scrip dividend in lieu of cash. The preference shares rank for fixed rate dividends in priority to the Ordinary Shares. Any dividend which has remained unclaimed for 12 years from the date of its declaration shall, if the Directors so decide, be forfeited and cease to remain owing by the Company.

Calls on Shares

The Directors may from time to time call upon the shareholders in respect of any moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by the conditions of allotment thereof made payable at fixed times.

Liquidation Rights

In the event the Company is being wound up, the liquidator may, with the sanction of a shareholders’ special resolution, divide among the holders of the Ordinary Shares the whole or any part of the net assets of the Company (after the return of capital and payment of accrued dividends on the preference shares) in cash or in kind, and may set such values as he deems fair upon any property to be so divided and determine how such division will be carried out. The liquidator may, with a like sanction, vest such assets in trust as he thinks fit, but no shareholders will be compelled to accept any shares or other assets upon which there is any liability.

New Issues of Shares

Subject to the provisions of the Companies Act 2014 and the Articles of Association, the issuance of new shares is at the discretion of the Board. The Board requires the authority of the shareholders to allot any unissued Ordinary Share capital of the Company.

At the 2021 General Meeting, Resolution 7 was approved by the shareholders to renew the annual authority for that purpose. The authority extends to an amount which represents just under 50% of the issued Ordinary Share capital as at 3 March 2021. Any allotment exceeding 33% of the issued Ordinary Share capital will only be made pursuant to a pre-emptive issue and no issue of shares will be made which could effectively alter control of the Company without prior approval of the Company in General Meeting.

Pre-emptive Rights

Irish company law provides that issuances of equity shares for cash (and rights to subscribe for or to convert into equity shares for cash) must be offered, pro rata, to the existing shareholders of equity shares. The shareholders may, by special resolution, eliminate this requirement for periods of up to five years. At the 2021 General Meeting, Resolutions 8 and 9 were approved by the shareholders to renew the annual authorities of the Directors to disapply statutory pre-emption rights in relation to allotments of Ordinary Shares for cash in certain circumstances.

Resolution 8 authorizes the Board to allot Ordinary Shares on a non-pre-emptive basis and for cash (otherwise than in connection with a rights issue or similar pre-emptive issue) up to a maximum of approximately 5% of the issued Ordinary Share capital as at 3 March 2021. Resolution 8 also allows the Board to disapply pre-emption rights in order to accommodate any regulatory restrictions in certain jurisdictions where the Company might otherwise wish to undertake a pre-emptive issue. Resolution 9 affords the Board an additional power to allot Ordinary Shares on a non-pre-emptive basis and for cash up to a further 5% of the issued share capital as at 3 March 2021. The power conferred by Resolution 9 can be used only in connection with an acquisition or a specified capital investment which is announced contemporaneously with the issue, or which has taken place in the preceding six-month period and is disclosed in the announcement of the issue. The 5% limits in Resolutions 8 and 9 include any Treasury Shares reissued by the Company during the same period.

Disclosure of Shareholders’ Interests

Under the Companies Act 2014 and the Transparency (Directive 2004/109/EC) Regulations 2007 shareholders are required to disclose their interests in, and changes to interests in, 3% or more of a company’s share capital. Under Article 14 of the Articles of Association, the Board may give a notice to any shareholder requiring an indication in writing of: (i) the capacity in which the shares are held or any interest therein; (ii) the persons who have an interest in the shares and the nature of their interest; or (iii) whether any of the voting rights carried by such shares are the subject of any agreement or arrangement under which another person is entitled to control the shareholder’s exercise of these rights. A shareholder may lose the right to vote by not complying with any statutory notice or notice given by the Company, pursuant to Article 14 of the Articles of Association.

Restrictions on Share Ownership

There are no restrictions under the Memorandum and Articles of Association of the Company or under Irish law that limit the right of non-Irish residents or foreign owners to freely hold their Ordinary Shares or to vote their Ordinary Shares.

Variation of Rights

Subject to the provisions of the Companies Act 2014, the rights attached to any class of shares may be varied with the consent in writing of the holders of not less than three fourths in nominal value of the issued shares of that class, or with the sanction of a special resolution passed at a separate general meeting of the holders of those shares.

General Meeting

Shareholder meetings may be convened by majority vote of the Directors or requisitioned by shareholders holding not less than 5% of the voting rights of the Company. A quorum for a general meeting of the Company is constituted by two or more shareholders present in person and entitled to vote. The passing of resolutions at a meeting of the Company, other than special resolutions, requires a simple majority. A special resolution, in respect of which not less than 21 clear days’ notice in writing must be given, requires the affirmative vote of at least 75% of the votes cast.

Severance Payments

The Company has entered into a service contract with its Chief Executive which provides for severance payments upon termination of employment, including if termination occurs in connection with a change of control which diminishes the role and responsibilities of the Chief Executive. For purposes of calculating the amounts due, it is not relevant whether or not termination of employment is related to a change of control.

AMERICAN DEPOSITARY SHARES

General

The Company has issued its Ordinary Shares in the form of American depositary shares (“ADS(s)”). Each ADS represents the right to receive one Ordinary Share.

The Bank of New York Mellon (the “Depositary”) is the depositary with respect to the ADSs. Each ADS represents an ownership interest in one Ordinary Share, deposited with the custodian, as agent of the Depositary, under the Deposit Agreement dated November 28, 2006 between CRH, the Depositary and the holders of the ADSs (the “Deposit Agreement”). Each ADS also represents any other securities, cash or other property which may be held by the Bank of New York Mellon as depositary.

The Bank of New York Mellon is a banking corporation organized under the laws of New York. Its principal office is located at 101 Barclay Street, New York, New York 10286. The Bank of Ireland acts as custodian and administers its duties from its principal Dublin office.

The ADSs are held directly either as certificated securities evidenced by American Depositary Receipts (“ADR(s)”) or uncertificated securities. The person in whose name the ADSs are registered on the books of the Depositary is an ADS holder (the “Holder”). The rights of Holders are set out in the Deposit Agreement, which also sets forth the rights and obligations of the Depositary.

The following is a summary of the material terms of the Deposit Agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, please read the entire Deposit Agreement, which has been filed as Exhibit 2.1 to our Annual Report on Form 20-F for the fiscal year ended 31 December 2021. Copies of the Deposit Agreement are also available for inspection at the offices of the Depositary.

Record Date

Whenever any cash dividend or other cash distribution becomes payable, or any distribution other than cash is to be made, with respect to the Ordinary Shares deposited with the Depositary under the Deposit Agreement (the “Deposited Securities”), or whenever the Depositary receives notice of any meeting of holders of the Ordinary Shares, the Depositary fixes a record date to determine the Holders who are entitled to receive such dividend, distribution or rights, or the net proceeds of the sale thereof, or to give instructions for the exercise of voting rights at any such meeting.

The Holders on such record date are entitled to receive the amount distributable by the Depositary with respect to such dividend or other distribution, or such rights, or the net proceeds of sale thereof, in proportion to the number of ADSs held by them respectively.

Voting

Holders are entitled to direct the voting of Ordinary Shares deposited with the Depositary. Under the terms of the Deposit Agreement, the Depositary can only vote the shares in accordance with instructions it receives from Holders.

After determining the Holders as of the record date, the Depositary mails a notice to the Holders that contains:

•	Such information as is contained in such notice of meeting;

•

A statement, in a form provided by CRH, that the Holders are entitled to instruct the Depositary regarding the exercise of voting rights pertaining to the Ordinary Shares evidenced by their respective ADSs;

•	A brief statement about the manner in which such instructions may be given.

Dividends

Whenever the Depositary receives any cash dividend or other cash distribution on the Deposited Securities, where relevant the Depositary converts such dividend or distribution into United States dollars and distributes it (less any reasonable expenses incurred by the Depositary in converting such foreign currency) to the Holders entitled thereto, in proportion to the number of ADSs representing such Deposited Securities held by them respectively. However, the amount distributed is reduced by any amounts required to be withheld by the Company or the Depositary in respect of taxes.

Whenever the Depositary receives foreign currency, by way of dividends or other distributions or the net proceeds from the sale of securities, property or rights, and the Depositary determines that it can reasonably be converted into dollars distributable to the holders entitled thereto, the Depositary converts such foreign currency into dollars. These dollars (less any reasonable and customary expenses incurred by the Depositary in the conversion of the foreign currency) are then distributed to the Holders entitled thereto.

The Depositary may distribute any foreign currency it has received (or an appropriate document evidencing the right to receive such foreign currency) to the Holders entitled to receive the same, or hold such foreign currency for their respective accounts if:

•	the Depositary determines that the foreign currency cannot reasonably be converted into dollars distributable to the Holders entitled thereto; or

•	any approval or license of any government or authority or agency which is required for such conversion is denied or in the opinion of the Depositary is not obtainable; or

•	any such approval or license is not obtained within a reasonable period.

Reports and Other Communications

The Depositary makes available at its principal office any reports and communications received from the Company, including any proxy soliciting materials, which are:

•	received by the Depositary as the holder of the Deposited Securities, and

•	made generally available to the holders of such Deposited Securities by the Company.

At the Company’s expense, the Depositary also arranges for the prompt transmittal of such notices and other reports and communications which are made generally available by the Company to holders of its Ordinary Shares to the Holders.

The Depositary also keeps books for the registration and transfer of ADSs, which are open for inspection by the Company and Holders at all reasonable times. However, such inspection cannot be for the purpose of communicating with the Holders in respect of a business or object other than the business of the Company, a matter related to the Deposit Agreement or the ADSs.

Rights

If the Company offers any rights to subscribe for additional Ordinary Shares or any rights of any other nature to the holders of the Deposited Securities, the Depositary will have discretion as to the procedure to be followed in making such rights available to the Holders or in disposing of such rights on behalf of the Holders and making the net proceeds available in dollars to the Holders.

However, if requested by the Company, the Depositary will either:

•	make such rights available to Holders by means of warrants or otherwise, if it is lawful and feasible, or

•

if making such rights available is not lawful or not feasible, or if the rights represented by such warrants or other instruments are not exercised and appear to be about to lapse, sell such rights or warrants or other instruments at public or private sale, and allocate the proceeds of such sales for account of the Holders otherwise entitled thereto.

Distributions in Shares

If a distribution in respect of Deposited Securities comprises a dividend in, or free distribution of, the Ordinary Shares, the Depositary may, with the Company’s approval, distribute additional ADSs representing the number of Ordinary Shares so received to the Holders of outstanding ADSs entitled thereto, in proportion to the number of ADSs representing such Deposited Securities held by them. In lieu of delivering fractional ADSs, the Depositary will sell the number of Ordinary Shares represented by the aggregate of such fractions and distribute the net proceeds. If additional ADSs are not so distributed, each ADS will thenceforth also represent the additional Ordinary Shares distributed.

Amendment and Termination of the Deposit Agreement

The form of the ADRs evidencing the ADSs and the Deposit Agreement may be amended by agreement between the Company and the Depositary. Any amendment which will (i) impose, or increase, any fees or charges (other than the fees of the Depositary for the delivery of ADSs and taxes and other governmental charges), or (ii) otherwise prejudice any existing substantial rights of Holders, will not become effective as to outstanding ADSs until three months have elapsed since the notice of such amendment was given to the Holders. Thereafter, every Holder shall be deemed to have consented to the amendment by continuing to hold the ADSs. No amendment can be made which would impair the right of Holders to surrender ADSs and receive the Deposited Securities represented thereby in return.

The Depositary may terminate the Deposit Agreement at any time at the direction of the Company by mailing a notice of termination to the Holders of all ADSs then outstanding. The notice must be given at least 30 days prior to the date fixed in the notice for termination. The Depositary may also terminate the Deposit Agreement if 60 days have expired after the Depositary has delivered a written notice of its election to resign to the Company, and a successor depositary has not been appointed.

If any ADSs remain outstanding after the date of termination, the Depositary will:

•	discontinue the registration of transfers of the ADSs;

•	suspend the distribution of dividends to the Holders; and

•	not give any further notices or perform any further acts under the Deposit Agreement,

except that the Depositary will continue to (i) collect dividends and other distributions pertaining to Deposited Securities, (ii) sell rights as provided in the Deposit Agreement, and (iii) deliver Deposited Securities, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for ADSs surrendered to the Depositary.

At any time after the expiration of six months from the date of termination, the Depositary may sell the Deposited Securities then held and may hold the net proceeds of any such sale, together with any other cash then held by it, without liability for interest, for the pro rata benefit of the Holders of ADSs which have not theretofore been surrendered. After making such sale, the Depositary will be discharged from all obligations under the Deposit Agreement, except to account for such net proceeds and other cash. Upon the termination of the Deposit Agreement, the Company will be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary regarding indemnification and charges.

Transfer

Upon surrender of the ADSs at the principal office of the Depositary and payment of the Depositary’s fee and associated charges, the Holder is entitled to the delivery of Deposited Securities represented by those ADSs. Delivery of the Deposited Securities can be made:

•	by the delivery of certificates or other appropriate evidence of title to the order of the Holder or as ordered by him; or

•	by the delivery of certificates or other appropriate evidence of title endorsed or accompanied by proper instruments of transfer.

Such delivery will be made without unreasonable delay at the custodian’s office or at the Depositary’s principal office. The forwarding of the Deposited Securities for such delivery at the corporate trust office of the Depositary in the Borough of Manhattan, The City of New York is at the risk and expense of the Holder surrendering the ADSs. Neither the Depositary nor the custodian will deliver Ordinary Shares, by physical delivery, book-entry transfer or otherwise, or otherwise permit Ordinary Shares to be withdrawn from the facility created by the Deposit Agreement, except upon the surrender of ADSs or in connection with a permitted sale.

The Depositary registers transfers of ADSs on its transfer books upon:

•	the surrender of the ADR by the Holder, in the case of certificated ADSs; or

•	the receipt of a proper instruction from the Holder, in the case of uncertificated ADSs.

Thereupon the Depositary delivers those ADSs to or upon the order of the person entitled thereto.

As a condition precedent to the delivery or registration of transfer of any ADSs, the surrender of any ADSs or the withdrawal of any Deposited Securities, the Depositary or the custodian may require:

•

payment of a sum sufficient to reimburse it for any tax or other governmental charge and any stock transfer or registration fee with respect thereto (including any such tax or charge and fee with respect to Shares being deposited or withdrawn) and payment of any applicable fees,

•	the production of satisfactory proof regarding the identity and genuineness of any signature; and

•	compliance with such regulations, if any, as the Depositary may establish consistent with the provisions of the Deposit Agreement.

The delivery of ADSs against deposits of Ordinary Shares may be suspended or withheld, the registration of transfer of ADSs may be refused, and the surrender of outstanding ADSs may be suspended:

•	during any period when the transfer books of the Depositary or the Company are closed; or

•	if any such action is deemed necessary or advisable by the Depositary or the Company, in good faith.

Depositary’s Liability

The Depositary assumes no obligation and it will not be subject to any liability under the Deposit Agreement to Holders (including without limitation, liability with respect to the validity or worth of the Deposited Securities), except that it agrees to use its best judgment and to act in good faith in the performance of its duties set forth in the Deposit Agreement.

The Depositary is under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or in respect of the ADSs, which in its opinion may involve it in expense or liability, unless a satisfactory indemnity against all expense and liability is furnished. No custodian will be under any obligation whatsoever with respect to such proceedings.

The Depositary will not be liable for any of its actions, or non-actions, taken in reliance upon the advice of or information from legal counsel, accountants, any person presenting Ordinary Shares for deposit, any Holder, or any other person it believed to be competent to give such advice or information. The Depositary will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote, provided that any such action or omission is in good faith and in accordance with the terms of the Deposit Agreement. Neither the Depositary nor its agent will be liable to any person for any actions taken by either in reliance upon any written instructions from the Company.

The Company will indemnify the Depositary and each custodian against, and hold each of them harmless from, any liability or expense which may arise out of acts performed or omitted, in accordance with the provisions of the Deposit Agreement and of the Receipts (i) by either the Depositary or any custodian, except for any liability or expense arising out of the negligence or bad faith of either of them, or (ii) by the Company or any of its agents.